

06003461

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AB 2/28/06

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 2 4 2006

SEC FILE NUMBER
8- 53399

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/05___ AND ENDING ___12/31/05___
        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Creation Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

48 South Service Road - Suite 100
_____
(No. and Street)

Melville   New York   11747
_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gregg R. Honigblum   512-370-4900
                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stone, Russo and Lazzaro, CPAs, LLP
_____
(Name – if individual, state last, first, middle name)

333 Westchester Avenue   White Plains   New York   10604
_____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Gregg R. Honigblum_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Creation Capital, LLC_____, as

of __December 31_____, 20 _05___, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CREATION CAPITAL LLC
(A Limited Liability Company)

INDEX

FACING PAGE

* * *

STONE, RUSSO & LAZZARO, CPAs, LLP
ACCOUNTANTS & CONSULTANTS
333 WESTCHESTER AVENUE—EAST BUILDING
WHITE PLAINS, NEW YORK 10604
TELEPHONE 914-285-1040
FAX 914-285-0285

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Members
Creation Capital LLC

We have audited the accompanying statement of financial condition of Creation Capital LLC (A Limited Liability Company) as of December 31, 2005, and the related statements of income, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Creation Capital LLC as of December 31, 2005, and its results of operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included on Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stone, Russo and Lazzaro, CPAs, LLP

White Plains, New York
February 14, 2006

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CREATION CAPITAL LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$	783,035
Investment in Stock		75,000
Furniture and equipment, net of accumulated depreciation of $1,125		12,460
Prepaid taxes		49,436
Other assets		18,985
Total	$	938,916

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	20,918
Commitments		
Members' equity		917,998
Total	$	938,916

See Notes to Financial Statements.

CREATION CAPITAL LLC
(A Limited Liability Company)

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2005

Revenues:	
Fee income	$ 4,190,000
Interest income	19,844
Total	4,209,844
Expenses:	
Salaries and benefits	387,756
Rent and occupancy expense	47,049
Professional fees	161,395
Commission expense	2,280,250
Depreciation and amortization	6,268
Loss on write off of Note receivable	30,839
Mark to market expense	24,159
Other operating expenses	394,102
Loss on abandonment of assets	11,296
Total	3,343,114
Net income before taxes	866,730
Less: Taxes – Local	72,033
Net income	$ 794,697

See Notes to Financial Statements.

CREATION CAPITAL LLC
(A Limited Liability Company)

STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2005

Balance, January 1	$	173,301
Net income		794,697
Member distributions		(50,000)
Balance, December 31	$	917,998

See Notes to Financial Statements.

CREATION CAPITAL LLC
(A Limited Liability Company)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

Operating activities:		
Net income	$	794,697
Adjustments to reconcile net income to net cash		
used in operating activities:		
Depreciation and amortization		6,268
Loss on write off of Note receivable		30,839
Loss on abandonment of furniture and equipment		11,296
Changes in operating assets and liabilities:		
Prepaid taxes		(49,436)
Other assets		(4,947)
Accounts payable and accrued expenses		6,811
Net cash provided by operating activities	$	795,528
Investing activities:		
Purchase of furniture and equipment	$	(13,585)
Financing activities:		
Member distributions	$	(50,000)
Net increase in cash and cash equivalents		731,943
Cash and cash equivalents, beginning of year		51,092
Cash and cash equivalents, end of year	$	783,035
Supplemental disclosures:		
Taxes paid	$	114,000

See Notes to Financial Statements.

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Note 1 — Business and summary of significant accounting policies:

Business:

Creation Capital LLC, a limited liability company, (the "Company") was incorporated in May 2001 and registered with the National Association of Securities Dealers, Inc. (the "NASD") in October 2001. The Company operates as a broker/dealer registered under the rules and regulations administered by the Securities and Exchange Commission (the "SEC").

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents:

Cash and cash equivalents include all cash balances and highly-liquid investments with a maturity of three months or less when acquired.

Furniture and equipment:

Furniture and equipment are carried at cost. Depreciation is provided using the straight-line method over estimated useful lives of 3 to 15 years.

Fee income:

Fee income consists of consulting services and private placement fee income. Fee income and expenses are recorded on the accrual basis of accounting.

Income taxes:

The accompanying financial statements do not contain a provision for Federal or state income taxes since the Company is treated for tax purposes as a Partnership, where by any income or loss is included in the Federal and state income tax returns of the members. New York City has a provision charging an alternative tax to Partnerships on its members' compensation, therefore there is a provision in the financial statements for local tax.

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Note 2 — Net capital requirement:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company has net capital of $748,521, which was $743,521 in excess of its required net capital of $5,000. The Company's net capital ratio was .03 to 1.

Note 3 — Lease commitments:

The Company is leasing two premises in which it conducts its operations and has yearly leases on both, one started in August and the other in December. Prior to that they had a month-to-month lease where they had to give 60 days notice if they wanted to relocate. Rent expense for the year totaled $47,049.

Note 4 — Loss on write-off of Note receivable:

The Company had a note receivable from Source Precision Medicine, Inc. dated February 8, 2002 and due on February 7, 2007. Interest was due annually at a rate of 8%. At December 31, 2004 the interest receivable was $11,678. Source Precision Medicine, Inc., had filed for bankruptcy protection under Chapter 11 in 2004. It is unclear at this date if the note will be received when due, the Company had taken a 50% bad debt reserve in the amount of $30,839 in 2004 and wrote off the balance in 2005.

Note 5 — Investment in stock:

The company purchased 125,001 shares of Series A convertible preferred capital stock of Amedica Corporation issued on January 29, 2004 for $75,000. The market value of the stock at December 31, 2005 is $300,000.

* * *

CREATION CAPITAL LLC
(A Limited Liability Company)

SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2005

Net capital
  Total members' equity $\qquad$ \$ 917,998

  Deduct non-allowable assets and charges:
Investment in Preferred Stock	\$ 75,000	
Furniture and equipment, net	12,460	
Prepaid taxes	49,436	
Other assets	18,985	155,881

  Net capital before haircuts on securities positions $\qquad$ \$ 762,117

  Deduct haircuts on securities positions $\qquad$ 13,596

      Net capital $\qquad$ \$ 748,521

Aggregate indebtedness – total liabilities $\qquad$ \$ 20,918

Computation of basic net capital requirement:
  Minimum net capital required (greater of 6-2/3%
    of aggregate indebtedness or \$5,000
    minimum dollar net capital requirement) $\qquad$ \$ 5,000

Excess net capital at 1,000% $\qquad$ \$ 746,429

Ratio of aggregate indebtedness to net capital $\qquad$ .03 to 1

No material discrepancies exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

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STONE, RUSSO & LAZZARO, CPAs, LLP
ACCOUNTANTS & CONSULTANTS
333 WESTCHESTER AVENUE—EAST BUILDING
WHITE PLAINS, NEW YORK 10604
TELEPHONE 914-285-1040
FAX 914-285-0285

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
ON INTERNAL CONTROL

To the Members
Creation Capital LLC

In planning and performing our audit of the financial statements and supplemental schedule of Creation Capital LLC (A Limited Liability Company) as of December 31, 2005 and for the year then ended, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17-a3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and - procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

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management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and the other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Stone, Russo and Lazzaro, CPAs, LLP

White Plains, New York
February 14, 2006

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